Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549
October 27, 2022
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notice is hereby provided that Intel Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended October 1, 2022, which was filed with the Securities and Exchange Commission on October 27, 2022.
Sincerely,

Intel Corporation

By:	/s/ April Miller Boise
Name:	April Miller Boise
Title:	Executive Vice President and Chief Legal Officer